Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Form 40-F (File No. 001-38781) of HEXO Corp. for the years ended July 31, 2020 and 2019 of our report dated December 31, 2019 relating to the consolidated financial statements of HEXO Corp. for the year ended July 31, 2019 listed in the accompanying index.

We also consent to the incorporation by reference in the Company’s registration statement on Form F- 10 (File No. 333-228924) of our report dated December 31, 2019 referred to above.

Ottawa, Canada

October 29, 2020